Exhibit 99.(h)(6)

TOTAL RETURN BOND FUND

FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT

This Agreement, dated as of March 30, 2014 is by and between Sentinel Asset Management, Inc., a Vermont corporation, located at One National Life Drive, Montpelier, VT 05604 (“Sentinel”) and Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”), located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Total Return Bond Fund (the “Fund”), a series of the Corporation.

WHEREAS, Sentinel has agreed to waive fees and/or reimburse certain expenses of the Fund for a limited period of time.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Corporation, on behalf of the Fund, agree as follows:

1.                                      Sentinel shall waive fees and/or reimburse expenses of the Fund to the extent necessary to prevent the total operating expense ratio for the Fund’s Class A shares, on an annualized basis, from exceeding 0.89%.

2.                                      This Agreement shall continue through March 31, 2015.  Nevertheless, this Agreement may be terminated at any time upon 90 days’ notice by a majority of the non-interested directors of the Fund.

The parties have executed this Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC., on behalf of the Sentinel Total Return Bond Fund

/s/ Thomas H. Brownell
Thomas H. Brownell
President and Chief Executive Officer

SENTINEL ASSET MANAGEMENT, INC.

/s/ Thomas H. Brownell
Thomas H. Brownell
President and Chief Executive Officer